Pacer Funds Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355
December 17, 2025
VIA EDGAR TRANSMISSION
Ms. Kalkidan Ezra
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pacer Funds Trust (the “Trust”)
Pacer ActiveAlpha India Quality ETF (the “Fund”)
File Nos.: 333-201530, 811-23024
Dear Ms. Ezra:
This correspondence responds to comments the Trust received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 136 to the Trust’s Registration Statement on Form N-1A filed September 17, 2025 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment.
1.Staff Comment: The Trust and its management are responsible for the accuracy and adequacy of the disclosures in the registration statement notwithstanding any review, comment, action, or absence of action by the Staff.
Response: The Trust acknowledges this comment.
2.Staff Comment: Where a comment is made with regard to disclosure in one location or for a certain Fund, the same comment should be applied to all similar disclosures appearing elsewhere in the Amendment.
Response: The Trust has revised applicable disclosures as requested.
3.Staff Comment: Provide your response to the Staff’s comments on EDGAR in advance of the effective date. Please also send notice to the Staff via email at ezrakal@sec.gov and include a redline copy showing changes from the initial filing.
Response: The Trust acknowledges this comment.
4.Staff Comment: With respect to any portions of the Amendment that are incomplete, please fill in any and all bracketed language or placeholders.
Response: The Trust acknowledges this comment.
5.Staff Comment: Please provide a completed fee table and expense examples.
Response: Please see Appendix A attached hereto for the completed fee table and expense examples.
6.Staff Comment: Consider moving the first paragraph under “The Fund’s Investment Strategy” to the beginning of the Principal Investment Strategies of the Fund section.
Response: The first two sentences of the first paragraph have been moved and are now the second paragraph under the “Principal Investment Strategies of the Fund.” The Trust believes that the remaining sentence (i.e., “For purposes of the Fund’s 80% policy, the Fund considers Indian companies to include...”) is appropriately disclosed in the subsection entitled “Principal Investment Strategies of the Fund—The Fund’s Investment Strategy.”

7.Staff Comment: Supplementally explain what “other investment companies” are and confirm that all principal investments that the Fund expects to make are adequately disclosed in the strategy and risk section.
Response: The Trust notes that the Fund may invest in other ETFs, although the Fund does not anticipate investing in ETFs during the current fiscal year as a principal investment strategy. The Trust confirms that all principal investments that the Fund expects to make are adequately disclosed in the strategy and risk sections.
8.Staff Comment: With respect to the Principal Risks of Investing in the Fund section, consider reordering the alphabetical risks so that the most significant risk or risks appear first.
Response: The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
9.Staff Comment: With respect to the Sector Risk disclosure, please provide corresponding principal investment strategy disclosure that discloses that the Fund will have significant exposure to the information technology sector.
Response: The Trust notes that as of November 30, 2025, the Index had significant exposure to the consumer discretionary sector, and the principal investment risks have been revised accordingly. In addition, the following disclosure has been added under the subsection entitled “Principal Investment Strategies of the Fund—The Fund’s Investment Strategy”: “As of November 30, 2025 the Index had significant exposure to the consumer discretionary sector.”

*	*	*
If you have any questions or require further information, please contact me at alyssa.bernard@usbank.com or (414) 516-1681.
Sincerely,
/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President
U.S. Bank Global Fund Services
as Administrator for the Trust

Appendix A
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). The fees are expressed as a percentage of the Fund’s average net assets. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.88%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.88%
* Estimated for the current fiscal year
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of the Shares at the end of those periods. The example assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$90	$281